TEMPLETON INCOME TRUST

300 S.E.2nd Street

Fort Lauderdale, FL 33301

Tel 954.527.7500

Fax 954.847.2288

March 28, 2013

Filed Via EDGAR (CIK #0000795402)

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Templeton Income Trust (the “Registrant”)

(File Nos. 033-06510, 811-04706)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Kimberly Novotny on March 6, 2013 with regard to Amendment No. 41 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the Commission on January 16, 2013 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) in order to register a new series of shares of the Registrant, the Templeton Emerging Markets Bond Fund (the “Fund”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

PROSPECTUS COMMENTS:

1.         Comment:  Please confirm that the Fee Waiver Agreement will be attached as an exhibit to the registration statement.

Response:  The fee waiver and expense limitation arrangements for the Fund are not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement.  As noted in the footnote to the fees and expenses table, these arrangements may not be terminated during the term set forth in the Prospectus.  The disclosure contained in the footnote that explains the fee waiver and expense limitation arrangements for the Fund has been reviewed and commented on by the Commission Staff multiple times and the disclosure had been previously revised in response to Staff comments.

2.         Comment:  Footnote 2 to the fee table on page 3 states that the “investment manager also has contractually agreed in advance to reduce its fees as a result of the Fund’s investment in a Franklin Templeton money fund (acquired fund) for at least the next 12-month period.”  Please confirm that the next 12-month period begins on the effective date of the registration statement.

Response:  The Registrant hereby confirms that, with respect to Footnote 2 to the fees and expenses table on page 3 of the Prospectus, the next 12-month period will begin on the effective date of the registration statement.

U.S. Securities and Exchange Commission

March 28, 2013

3.         Comment:  On page 4 in the first paragraph under “Principal Investment Strategies,” please add the following language with respect to the Fund’s 80% test:  “Net assets for this 80% policy include the amount of any borrowings for investment purposes.”

Response:  The following language is currently set forth in the Fund’s Statement of Additional Information under “Non-Fundamental Investment Policies:” “[n]et assets for purposes of this 80% policy include the amount of any borrowings for investment purposes.”  Because this Fund does not engage in borrowing for investment purposes, we do not believe that prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time.

4.         Comment:  On page 4 in the first paragraph under “Principal Investment Strategies,” please describe what is meant by “significant business activities” in emerging or developing market countries.  Is it a percentage of assets?  We note that “significant” in the SAI is defined to mean 25% to 50% of Fund total assets.  Also, please remove “are impacted by economic developments” in emerging market countries, as an investment must be economically tied to an emerging market country in order to be within the Fund’s 80% test.

Response:  The disclosure has been revised to more accurately reflect the Fund’s definition of emerging market companies.

5.         Comment:  Please explain the difference between developing and emerging markets.

Response:  An “emerging market country,” as defined in the Prospectus, encompasses both “developing” markets and “emerging” market countries as those terms are defined by the International Monetary Fund, the World Bank, the United Nations, or the countries’ authorities, countries included in the JPMorgan Emerging Markets Bond Index - Global (EMBIG) or JPMorgan Government Bond Index - Emerging Markets Broad (GBIEM Broad) fixed income indexes, or countries with a stock market capitalization of less than 3% of the MSCI World Index.

6.         Comment:  On page 4 in the first paragraph under “Principal Investment Strategies,” it states the Fund may buy bonds rated in any category or that are unrated, including securities in default.  Please add a specific reference that this includes below investment grade debt, commonly referred to as “junk”.  If there is a maximum percentage applicable to below investment grade debt, please disclose.

Response:  The requested disclosure has been added, as applicable.

7.         Comment:  On page 4 in the first paragraph under “Principal Investment Strategies,” it states the Fund may invest in structured products that are linked to or derive their value from another security, asset or currency of any nation.  Please explain what is meant by “structured products.”

Response:  Structured products are generally meant to describe credit-linked notes.  These instruments, however, are not a principal strategy of the Fund and have been removed from the Prospectus.  Disclosure regarding credit-linked notes is included as SAI disclosure only.

8.         Comment:  Will derivatives be included in the Fund’s 80% test?  If yes, please confirm they will have emerging markets characteristics.

Response:  The Registrant hereby confirms that derivatives will not be included in the Fund’s 80% test.

U.S. Securities and Exchange Commission

March 28, 2013

9.         Comment:  On page 4 in the second paragraph under “Principal Investment Strategies,” it states that the Fund will maintain significant positions in currency related derivative instruments as a hedging technique.  Please define what is meant by “significant” here.  We note that “significant” in the SAI is defined to mean 25% to 50% of Fund total assets.  What percentage of assets does the Fund expect to invest in derivatives?

Response:  The Registrant believes that the current level and placement of disclosure regarding the Fund’s anticipated use of derivatives appropriately describes the Fund’s intended use thereof.  Any fund’s use of derivatives may be measured in a variety of ways depending upon a number of factors, including the particular type of derivative and how the derivative instrument is traded or settled, e.g., contractual value, notional value or market value.  Therefore, the Registrant believes that disclosing percentage limitations may not be the most appropriate method of conveying to investors a fund’s proposed or anticipated use of particular derivatives or the risks related thereto.  With respect to the use of the term “significant,” we have changed this term to “extensive” to avoid confusion with the definition of the term “significant” in the Fund’s SAI.

10.       Comment:  On pages 4-5 in the second paragraph under “Principal Investment Strategies,” please explain the meaning of “net long and net negative (short) exposure” to selected currencies.

Response:  The Fund intends to use currency related derivative instruments to implement its currency investment strategy, which would allow the Fund to obtain net long or net short exposure to selected currencies, based on the investment manager’s expectations of the performance of such currencies.  If the investment manager believes that a specific currency is going to rise in relation to the value of the U.S. dollar, through the use of currency related derivative instruments, the Fund could increase its exposure to that currency (creating net long exposure).  Conversely, the Fund could use currency related derivative instruments to limit or decrease the Fund’s exposure to the U.S. dollar (creating net short exposure) to prevent the Fund from experiencing losses based on the declining value of the U.S. dollar.  For example, if the Fund entered into a forward currency contract to purchase Japanese yen by selling U.S. dollars, this transaction in itself would create a net short U.S. dollar position and a net long Japanese yen position. Conversely, if the Fund were to enter into a forward currency contract to purchase U.S. dollars by selling Japanese yen, this transaction itself would create a net long U.S. dollar position and a net short Japanese yen position.  A brief description of the meaning of net long and net negative (short) exposure has been added to the Prospectus.

11.       Comment:  On page 6 under “Principal Risks,” if there different risks for fixed and floating rate bonds please describe under Interest Rate risk.

Response:  The suggested disclosure has been added.

12.       Comment:  On page 7 under “Principal Risks,” please tailor the Derivative Instruments risk disclosure to the specific derivatives that will be used by the Fund.

Response:  The Registrant believes that the Derivative Instruments risk disclosure is tailored to specifically address the risks of the derivative instruments in which the Fund invests.  The Registrant believes that the Derivative Instruments risk disclosure in the Fund’s Prospectus is in conformity with the guidance provided by the Commission to the Investment Company Institute regarding derivatives-related disclosures.

13.       Comment:  On page 8 under “Performance,” please note where an investor could find Fund performance information in the future (i.e., web site).

U.S. Securities and Exchange Commission

March 28, 2013

Response:  The requested disclosure has been added.

14.       Comment:  On page 8 under “Purchase and Sale of Fund Shares,” please add any investment minimum for subsequent purchases.

Response:  There are no investment minimums for subsequent purchases; therefore, no additional disclosure has been added.

15.       Comment:  On page 8 under “Taxes,” please add the following language at the end of the sentence in this section:  “, in which case funds may be taxed when withdrawn from the tax-deferred account.”

Response:  The disclosure has been revised.

16.       Comment:  Please make corresponding changes in the Fund Details section to conform with comments made to the Fund Summary.

Response:  To the extent revisions were made to the Fund Summary and were not already disclosed in the Fund Details section of the Prospectus, such changes were also incorporated into the Fund Details section of the Prospectus.

17.       Comment:  On page 23 under “Management,” it states the Fund’s SAI provides additional information portfolio manager compensation and other accounts that they manage.  Please add “and the portfolio manager’s ownership of securities in the Fund.”

Response:  The requested disclosure has been added.

18.       Comment:  On page 24 directly before “Management – Manager of Managers Structure,” please state that a discussion regarding the basis for the board of trustees approving the investment management contract of the Fund will be available in the Fund’s initial report to shareholders.

Response:  The requested disclosure has been added.

19.       Comment:  On page 57 under “Your Account – Security Valuation – Options,” please confirm that derivatives will be valued at market price and not notional value for purposes of calculating the Fund’s net asset value.

Response:  Derivative instruments are valued at market price and not notional value for purposes of calculating the Fund’s net asset value.

20.       Comment:  On Pages 57-58 under “Your Account – Security Valuation – Foreign Securities – Potential Impact of Time Zones and Market Holidays,” the prospectus notes that trading takes place in various foreign markets on days that are not business days for the NYSE, and on which the Fund’s NAV is not calculated.  Please add disclosure explaining that as a result, the Fund’s NAV may change when shareholders do not have the ability to buy or sell Fund shares.

Response:  The requested disclosure has been added.

U.S. Securities and Exchange Commission

March 28, 2013

SAI COMMENTS:

1.         Comment:  On page 2 “Fundamental Investment Policies,” please add a description of what is permitted under the 1940 Act for borrowing and issuing senior securities.  This is not a change to the language of the investment policy.

Response:  In the lead-in paragraph to “Fundamental Investment Policies,” we have added cross-references to the sections that describe what is permitted under the 1940 Act for borrowing and issuing senior securities.

2.         Comment:  On page 2 “Fundamental Investment Policies,” with respect to the Fund’s investment policy on concentration (#7), please delete “or securities of other investment companies” if possible.  Alternatively, please explain that for purposes of this policy, the Fund is required to “look through” the other investment companies.

Response:  The Registrant believes that it is appropriate to exclude investment companies from the Fund’s fundamental investment restriction regarding concentration because the Registrant does not believe that investment companies themselves represent an industry that has its own separately identifiable risks (e.g., technology, finance or natural resources).  This approach is consistent with Section 5(b) of the 1940 Act that excludes investment companies from the issuer diversification requirements.  (See also Franklin Templeton Groups of Funds, et al., SEC No-Action Letter (pub. avail. May 21, 1999),  which permits the Franklin Templeton Funds to include 3(c)(7) funds within the term “investment companies” for purposes of Section 5(b) of the 1940 Act.)  The Registrant confirms that it will monitor its policy in light of the policies of the underlying funds in which it invests, if any.

3.         Comment:  In the section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings,” please describe how you address conflicts between the adviser (and its affiliates) and Fund shareholders regarding portfolio holdings.

Response:  The Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings- Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A Item 16(f)(1)(vi).

4.         Comment:  On page 50 under “Portfolio Managers”, the SAI notes that the advisory fees for other products and accounts may include performance based compensation.  Please include performance based compensation in the chart.

Response:  The portfolio managers listed in the chart do not receive performance based compensation for their other accounts managed.  We have revised the “form” language following the chart regarding the compensation of portfolio managers to make clear that a portfolio manager receives performance based fees only to the extent indicated in the chart.

5.         Comment:  On page 56 under “Tax – Cost Basis Reporting – Shares acquired on or after January 1, 2012,” it refers to shares acquired on or after January 1, 2012 in several places.  Since this is a new Fund, please revise as appropriate.

Response:  The Registrant respectfully declines this comment.  As discussed, the tax disclosure in the Prospectus and SAI is “form” language for the Franklin Templeton fund complex.  For consistency, the Registrant prefers to not tailor the disclosure for this specific Fund, especially in light of the fact that this Fund is likely to be included in a joint SAI with other Funds in the near future to which this disclosure applies.

U.S. Securities and Exchange Commission

March 28, 2013

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/KIMBERLY H. NOVOTNY

Kimberly H. Novotny

Vice President

KHN:dac